                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


                                  (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended   December 31, 1998
                               ----------------------------------------------

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from  ________ to  ____________



     Commission file number   1-13940
                            ---------------------------------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     EVEREN Capital Corporation
     77 West Wacker Drive
     Chicago, Illinois  60601-1694

EVEREN CAPITAL CORPORATION 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                   Page
INDEPENDENT AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of
  December 31, 1998 and 1997                                                        2

 Statement of Changes in Net Assets Available for Benefits for the
  Year Ended December 31, 1998                                                      3

 Notes to Financial Statements                                                     4-12

SUPPLEMENTAL SCHEDULES:

 Item 27a - Schedule of Assets Held for Investment Purposes - Schedule I          13-17

 Item 27d - Schedule of Reportable Transactions - Schedule II                       18

INDEPENDENT AUDITORS' REPORT

The Administrative Committee of
EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic 1998 financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Deloitte & Touche LLP
Chicago, Illinois
June 4, 1999

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                  1998                 1997
ASSETS:
  Investments, at fair value
    Mutual funds                                              $ 200,131,593        $ 177,336,907
    EVEREN Capital Corporation common stock                     407,359,325          489,425,157
    Self-Directed U.S. Government account                        12,916,372           12,517,127
    Loans to participants                                         2,650,650            1,951,129
                                                              -------------        -------------

           Total investments                                    623,057,940          681,230,320

  Employee contribution receivable                                  127,985              121,415
  Employer contribution receivable                                   53,144               48,343
  Loan repayment receivable                                          15,520               10,392
                                                              -------------        -------------

NET ASSETS AVAILABLE FOR BENEFITS                             $ 623,254,589        $ 681,410,470
                                                              =============        =============

See notes to financial statements.

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


INVESTMENT INCOME:
  Interest and dividends                                          $  12,174,198
  Net depreciation in fair value of investments                     (11,839,678)

           Total investment income                                      334,520

ADDITIONS:
  Employer contributions                                              6,062,522
  Employee contributions                                             21,219,726
  Forfeitures used to reduce employer contributions                  (3,452,162)
                                                                  -------------

           Total additions                                           24,164,606

BENEFITS PAID TO PARTICIPANTS                                       (82,320,487)
                                                                  -------------

NET DECREASE                                                        (58,155,881)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 681,410,470
                                                                  -------------

  End of year                                                     $ 623,254,589
                                                                  =============


See notes to financial statements.

EVEREN CAPITAL CORPORATION 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General - The Plan is maintained by EVEREN Capital Corporation ("EVEREN") to enable eligible employees of EVEREN and its affiliates to acquire stock ownership interests in EVEREN and to accumulate funds for their future security by electing to make income deferral contributions and by sharing in employer contributions to the Plan. The Plan is a profit-sharing plan subject to the provisions of Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and contains a cash or deferred arrangement qualified under
   Section 401(k) of the Code. A portion of the Plan also constitutes an employee stock ownership plan that is designed to invest primarily in common stock of EVEREN and is subject to the provisions of the applicable requirements of Sections 401(a), 409, and 4979(e)(7) of the Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is funded through the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Trust (the "Trust").

   Contributions - Eligible participants may elect to make pretax contributions between 1% and 10% of the participant's annual earnings for such Plan year. Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or contribution plans. Participating Employers, as defined under the Plan, will make periodic contributions to the Plan equal to 50% of the first 5% of compensation an eligible participant contributes to the Plan. In addition to these matching contributions, the Participating Employers may also make discretionary contributions to the Plan in an amount determined by EVEREN. Contributions are subject to certain limitations.

   Plan Administration - EVEREN is the sponsor of the Plan and has appointed an administrative committee to control and manage the operations and administration of the Plan. Chase Manhattan Bank serves as the trustee of the Plan's assets.

   Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of EVEREN's contributions and Plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting - Participant contributions and investment earnings thereon are 100% vested at all times. In the event of death, total and permanent disability, or normal retirement, 100% of such participant's account balance at the end of the calendar period in which such event occurs (valuation date) is paid to the participant or to his/her beneficiary. For participants who terminate for reasons other than the above, the benefit paid to the participant is equal to the entire amount credited to the participant's account as participant contributions and investment earnings thereon, plus the entire amount credited to the rollover account (if any), plus an amount equal to the vested percentage of the participant's employer contributions and investment earnings thereon, determined in accordance with the appropriate schedule as stated in the Plan document. Employer contributions vest over the first five or seven years of service.

   Forfeitures - The nonvested portion, if any, of a participant's employer contributions and earnings thereon is forfeited by that participant and is applied to reduce future employer matching or discretionary contributions otherwise required under the Plan in the Plan year in which the participant's termination date occurs or as soon thereafter as practical, or to pay principal and interest due on an acquisition loan, as defined, or to pay administrative expenses of the Plan and Trust. However, if a terminated participant is rehired prior to five consecutive one-year breaks in service, as defined, the previously forfeited amount would be reinstated to the participant's account out of the current year outstanding forfeitures and, if necessary, from special employer contributions made for this purpose, within a reasonable amount of time after repayment by the participant of the entire amount of his or her previous distribution.

   Investment Options - Upon enrollment in the Plan, a participant may direct or transfer employee contributions into any of the following investment options:

     Self-Directed U.S. Government Account                  Founders Balanced Fund
     Franklin Balance Sheet Investment Fund                 INVESCO - Value Equity Fund
     Scudder Global Equity Fund                             AIM Constellation A Fund
     Templeton Foreign 1 Fund                               Mentor Growth Fund A
     Fidelity Market Index (S&P Index) Fund                 Mentor Strategy/Balanced Fund
     Hotchkis & Wiley Equity Income Fund                    Mentor Institutional - U.S. Government
     Strong Government Securities Fund                        Money Market Portfolio Fund
     Kemper High Yield Fund                                 Kemper Dreman Small Cap Value Fund
     Mentor Perpetual Global Fund A                         Kemper Income and Capital Preservation Fund
     Mentor Capital Growth Fund                             Kemper Global Income Fund
     Kemper Total Return Fund                               Alliance Premier Growth Fund
     Kemper Small Capitalization and Equity Fund            T. Rowe Price Science and Technology Fund
     Kemper Dreman Contrarian Fund                          Kemper Dreman High Return Fund

   Payment of Benefits - Upon termination of service, a participant may be paid in the form of a lump-sum payment or installments, or may elect to have payment of all or a portion of the participant's account balance deferred (but not beyond the year the participant reaches age 70-1/2). If the participant's vested account balance is $5,000 or less, the participant will be paid in the form of a lump-sum payment.

   Special provisions apply to distributions of EVEREN common stock from the Plan. Plan participants generally are not entitled to distributions of their benefits invested in EVEREN common stock until they terminate employment with EVEREN. Distribution of the vested portion of their EVEREN common stock account does not begin until one year following the end of the Plan year in which their employment terminated. Distribution of the vested portion of the EVEREN common stock held on behalf of participants who retire or die will begin no later than one year following the end of the Plan year in which they retire or die.

   Loans to Participants - Loans to participants are permitted under the provisions of the Plan document. Loans made under the Plan provisions shall specify a payment period of from one to five years and charge interest at a rate of prime plus 1%. On termination, any outstanding loans must be fully repaid prior to complete distribution of benefits. Distributions made for current year loans are included in the benefits paid to participants on the statement of changes in net assets available for benefits.

   Hardship Withdrawals - Participants may elect to take hardship withdrawals of their income deferral contributions. Hardship withdrawals are allowed in accordance with provisions specified in the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis Of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

   Use of Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   Investments - The EVEREN common stock was valued at fair market value determined by quoted market prices. Loans to participants are valued at cost which approximates fair value. The remaining investments are recorded at fair market value determined by quoted market prices. Investment transactions and the related revenue and expense are recorded on a trade-date basis.

   Plan Termination/Merger - EVEREN has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

   Tax Status - The Plan has received its latest determination letter, dated December 31, 1996, in which the Internal Revenue Service stated that the Plan and related Trust were designed in compliance with applicable requirements of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3. EVEREN ACQUISITION

   On April 26, 1999, EVEREN, the Plan sponsor, and First Union Corporation entered into an acquisition agreement (the "Acquisition"). The Acquisition has a fixed exchange price of $31 for each EVEREN share and is expected to close during the third quarter of 1999, subject to EVEREN shareholders and regulatory approvals.

4. INVESTMENTS

   The trustee serves as the custodian of all of the Plan's assets. The following table presents the fair value of investments as of December 31, 1998 and 1997. The Plan's investments which exceeded 5% of net assets available for benefits are separately identified.

                                                                                        1998                1997
       Investments at fair value:
         Kemper Technology Fund                                                     $                   $   7,577,134
         T. Rowe Price Science and Technology Fund                                      5,045,626
         Kemper Total Return Fund                                                       4,146,127           3,736,584
         Kemper Growth Fund                                                                                 8,237,702
         Mentor Capital Growth Fund                                                     5,014,192
         Kemper Small Capitalization and Equity Fund                                    6,777,527           7,286,869
         Kemper Income and Capital Preservation Fund                                    2,240,341           1,729,111
         Kemper High Yield Fund                                                        10,197,818           9,746,710
         Kemper U.S. Government Securities Fund                                                             3,457,401
         Kemper International Fund                                                                          5,688,221
         Mentor Perpetual Global Fund A                                                 3,598,281
         Kemper Blue Chip Fund                                                                              4,575,778
         Alliance Premier Growth Fund                                                  11,506,710
         Kemper Global Income Fund                                                        952,856           1,751,334
         Kemper Dreman Contrarian Fund                                                  3,930,911           4,446,106
         Kemper Dreman High Return Fund                                                21,387,846          19,047,687
         Kemper Dreman Small Cap Value Fund                                             7,827,169          12,968,011
         Strong Government Securities Fund                                              3,368,419           1,490,453
         Founders Balanced Fund                                                         3,135,729           2,567,453
         INVESCO - Value Equity Fund                                                    3,829,449           2,673,140
         AIM Constellation A Fund                                                      10,801,808           8,761,756
         Mentor Growth Fund A                                                           4,467,331           3,316,357
         Hotchkis & Wiley Equity Income Fund                                            1,051,739             721,231
         Franklin Balance Sheet Investment Fund                                         2,593,582           2,361,196
         Scudder Global Equity Fund                                                     7,392,988           5,091,515
         Templeton Foreign 1 Fund                                                       5,960,209           8,750,922
         Fidelity Market Index Fund                                                     9,442,621           4,408,450
         Mentor Strategy/Balanced Fund                                                  2,053,992           2,863,501
         Mentor Institutional - U.S. Government Money Market Portfolio Fund            63,408,322 *        44,082,285 *
         Self-Directed U.S. Government Account                                         12,916,372          12,517,127
         EVEREN common stock                                                          407,359,325 *       489,425,157 *
                                                                                    -------------       -------------

                                                                                      620,407,290         679,279,191

       Loans to participants                                                            2,650,650           1,951,129
                                                                                    -------------       -------------

       Total investments at fair value                                              $ 623,057,940       $ 681,230,320
                                                                                    =============       =============

       *  Represents 5% or more of the Plan's net assets available for benefits.



   At December 31, 1998 and 1997, the Plan held 17,981,951 and 10,304,705 shares of EVEREN common stock, respectively, net of forfeitures, all of which were allocated to participants. At December 31, 1998 and 1997, EVEREN had 36,092,936 and 17,120,026 shares of common stock outstanding, respectively, including the shares held by the Plan. On May 11, 1998, the Board of Directors of EVEREN approved a two-for-one stock split of its common shares. The split was effected in the form of a stock dividend, and was distributed on June 16, 1998 to shareholders of record on June 2, 1998.

5.   BY-FUND INFORMATION
     The changes in net assets available for benefits on a by-fund basis for the year ended December 31, 1998 are as follows:

                                                                                            T. Rowe
                                                                            Kemper       Price Science      Kemper          Kemper
                                                                          Technology       and Tech       Total Return      Growth
                                                                             Fund            Fund            Fund            Fund
     Additions:
      Investment income:
       Interest and dividends                                           $                $  128,397       $  352,935    $        2
       Net appreciation (depreciation)
        in fair value of investments                                      1,340,399         860,223          227,972    1,299,1350
     Contributions:
      Employer
      Employee                                                              704,015         228,532          467,175       616,266
     Transfers between funds - net                                       (9,435,773)      3,917,066         (133,499)   (9,865,621)
     Loan repayments                                                         28,444          20,269           19,985        22,354
                                                                        -----------      ----------       ----------    ----------
     Total additions                                                     (7,362,915)      5,154,487          934,568    (7,927,864)

     Deductions:
      Benefits paid to participants                                        (199,352)       (103,710)        (461,365)     (283,311)
      New loans                                                             (25,030)           (431)         (63,091)      (37,667)
      Forfeitures
                                                                        -----------      ----------       ----------    ----------
     Total deductions                                                      (224,382)       (104,141)        (524,456)     (320,978)
                                                                        -----------      ----------       ----------    -----------

     Net increase (decrease)                                             (7,587,297)      5,050,346          410,112    (8,248,842)

     Net assets available for benefits:
      Beginning of year                                                   7,587,297                        3,739,878     8,248,842
                                                                        -----------      ----------       ----------    ----------
                                                                        $                $5,050,346       $4,149,990    $
                                                                        ===========      ==========       ==========    ==========
                                                                          Kemper            Kemper
                                                            Mentor        Small             Income
                                                            Capital    Capitalization      and Capital       Kemper
                                                            Growth         and           Preservation       High Yield
                                                             Fund      Equity Fund            Fund              Fund

     Additions:
      Investment income:
       Interest and dividends                          $   440,247       $  412,514        $   122,897    $    975,034
       Net appreciation (depreciation)
        in fair value of investments                      (117,950)        (625,404)            25,896        (876,670)
     Contributions:
      Employer
      Employee                                             161,433          731,246            107,380         714,225
     Transfers between funds - net                       4,701,162         (591,383)           369,849         418,782
     Loan repayments                                        11,910           28,224              6,720          57,760
                                                       -----------       ----------        -----------    ------------
     Total additions                                     5,196,802          (44,803)           632,742       1,289,131

     Deductions:
      Benefits paid to participants                       (170,786)        (423,141)          (108,013)       (790,469)
      New loans                                             (8,170)         (43,413)           (13,409)        (48,332)
      Forfeitures
                                                       -----------       ----------        -----------    ------------
     Total deductions                                     (178,956)        (466,554)          (121,422)       (838,801)
                                                       -----------       ----------        -----------    ------------
     Net increase (decrease)                             5,017,846         (511,357)           511,320         450,330

     Net assets available for benefits:
      Beginning of year                                                   7,293,046          1,730,373       9,752,056
                                                       -----------       ----------        -----------    ------------
                                                       $ 5,017,846       $6,781,689        $ 2,241,693    $ 10,202,386
                                                       ===========       ==========        ===========    ============

                                                    Kemper
                                                     U.S.                             Mentor
                                                  Government        Kemper          Perpetual         Kemper
                                                  Securities     International        Global        Blue Chip
                                                     Fund           Fund A             Fund            Fund
Additions:
  Investment income:
    Interest and dividends                       $     93,134     $                $   279,041    $     16,875
    Net appreciation (depreciation)
      in fair value of investments                     14,295         797,117         (224,899)        478,059
Contributions:
  Employer
  Employee                                            107,509         386,679           86,483         407,280
Transfers between funds - net                      (3,630,972)     (6,701,564)       3,649,687      (5,354,468)
Loan repayments                                         6,288          12,370           10,487          12,376
                                                 ------------     -----------      -----------    ------------

Total additions                                    (3,409,746)     (5,505,398)       3,800,799      (4,439,878)

Deductions:
  Benefits paid to participants                       (45,316)       (147,007)        (198,514)       (115,320)
  New loans                                            (4,638)        (41,979)          (2,085)        (27,201)
  Forfeitures
                                                 ------------     -----------      -----------    ------------
Total deductions                                      (49,954)       (188,986)        (200,599)       (142,521)
                                                 ------------     -----------      -----------    ------------

Net increase (decrease)                            (3,459,700)      (5,694,384)      3,600,200      (4,582,399)

Net assets available for benefits:
  Beginning of year                                 3,459,700        5,694,384                       4,582,399
                                                 ------------     ------------     -----------    ------------

  End of year                                    $                $                $ 3,600,200    $
                                                 ============     ============     ===========    ============
                                                                                                   Kemper
                                                   Alliance        Kemper          Kemper          Dreman
                                                   Premier         Global          Dreman           High
                                                   Growth          Income        Contrarian        Return
                                                    Fund            Fund            Fund            Fund
Additions:
  Investment income:
    Interest and dividends                      $   220,545     $    91,676     $   349,058     $ 1,418,020
    Net appreciation (depreciation)
      in fair value of investments                  932,499          81,182         397,577         695,320
Contributions:
  Employer
  Employee                                          276,439          83,678         528,736       2,255,067
Transfers between funds - net                    10,451,833        (761,064)     (1,545,213)       (689,803)
Loan repayments                                      26,017           3,139          15,965         107,374
                                                -----------     -----------     -----------     -----------

Total additions                                  11,907,333        (501,389)       (253,877)      3,785,978

Deductions:
  Benefits paid to participants                    (352,740)       (295,020)       (236,611)     (1,297,198)
  New loans                                         (39,409)         (2,131)        (24,239)       (144,670)
  Forfeitures
                                                -----------     -----------     -----------     -----------
Total deductions                                   (392,149)       (297,151)       (260,850)     (1,441,868)
                                                -----------     -----------     -----------     -----------

Net increase (decrease)                          11,515,184        (798,540)       (514,727)      2,344,110

Net assets available for benefits:
  Beginning of year                                               1,752,155       4,449,137      19,063,178
                                                -----------     -----------     -----------     -----------

  End of year                                   $11,515,184     $   953,615     $ 3,934,410     $21,407,288
                                                ===========     ===========     ===========     ===========

                                                                     (Continued)

                                                 Kemper
                                                 Dreman         Strong                       INVESCO -
                                                  Small       Government      Founders         Value            AIM
                                                Cap Value     Securities      Balanced         Equity      Constellation
                                                  Fund           Fund           Fund            Fund          A Fund
Additions:
  Investment income:
    Interest and dividends                     $          5    $   178,119     $   178,049    $   296,442    $    261,271
    Net appreciation (depreciation)
      in fair value of investments               (1,112,178)       (37,937)        210,605        113,168       1,423,221
Contributions:
  Employer
  Employee                                        1,313,120        238,133         337,727        573,108       1,877,493
Transfers between funds - net                    (4,734,338)     1,644,462         315,998        494,651        (888,506)
Loan repayments                                      60,651          2,336          17,158          6,385          48,320
                                                 ----------      ---------       ---------      ---------      ----------

Total additions                                  (4,472,740)     2,025,113       1,059,537      1,483,754       2,721,799

Deductions:
  Benefits paid to participants                    (602,019)      (145,581)       (443,827)      (277,540)       (609,420)
  New loans                                         (68,305)          (936)        (47,165)       (49,079)        (70,932)
  Forfeitures
                                                 ----------      ---------       ---------      ---------      ----------
Total deductions                                   (670,324)      (146,517)       (490,992)      (326,619)       (680,352)
                                                 ----------      ----------      ----------     ----------     ----------

Net increase (decrease)                          (5,143,064)     1,878,596         568,545      1,157,135       2,041,447
Net assets available for benefits:
  Beginning of year                              12,977,548      1,491,134       2,569,898      2,675,738       8,773,296
                                                 ----------      ---------       ---------      ---------      ----------
  End of year                                  $  7,834,484    $ 3,369,730     $ 3,138,443    $ 3,832,873    $ 10,814,743
                                                 ============    ============    =========      =========      ==========

                                                                                 Franklin
                                                                Hotchkis         Balance
                                                 Mentor         & Wiley           Sheet
                                                 Growth       Equity Income    Investment
                                                 Fund A           Fund            Fund
Additions:
  Investment income:
    Interest and dividends                    $   146,864     $   137,753    $   132,723
    Net appreciation (depreciation)
      in fair value of investments               (195,983)       (136,196)      (152,462)
Contributions:
  Employer
  Employee                                        536,163         295,965      1,663,528
Transfers between funds - net                     988,714          69,131     (1,285,189)
Loan repayments                                    27,548           1,485         15,739
                                                  -------          ------        ------
Total additions                                 1,503,306         368,138        374,339

Deductions:
  Benefits paid to participants                  (344,058)        (31,925)      (125,526)
  New loans                                        (6,549)         (5,118)       (13,837)
  Forfeitures
                                                ----------       ---------     ---------
Total deductions                                 (350,607)        (37,043)      (139,363)
                                                ----------       ---------     ---------
Net increase (decrease)                         1,152,699         331,095        234,976

Net assets available for benefits:
  Beginning of year                             3,317,903         721,641      2,362,274
                                                ----------       --------      ---------
  End of year                                 $ 4,470,602     $ 1,052,736    $ 2,597,250
                                              ============    ============   ===========

                                                                              (Continued)

                                                                                                    Mentor             Self-
                                            Scudder                     Fidelity      Mentor     Institutional -     Directed
                                             Global       Templeton      Market     Strategy/    U.S. Government       U.S.
                                             Equity       Foreign 1      Index       Balanced     Money Market      Government
                                              Fund          Fund          Fund         Fund        Portfolio          Account
Additions:
  Investment income:
    Interest and dividends                 $   733,537   $   692,769  $   213,958  $   199,018   $  2,946,655     $    983,306
    Net appreciation (depreciation)
      in fair value of investmen              (106,488)     (974,098)   1,380,929       72,678
Contributions:
  Employer
  Employee                                     638,979     1,070,690    1,143,447      271,024      3,398,206
Transfers between funds - net                1,159,302    (3,184,114)   2,654,070     (984,658)    22,813,439          941,658
Loan repayments                                 24,360        34,925       26,834       13,662        168,695
                                           -----------   -----------  -----------  -----------   ------------     ------------

Total additions                              2,449,690    (2,359,828)   5,419,238     (428,276)    29,326,995        1,924,964

Deductions:
  Benefits paid to participants               (100,651)     (393,182)    (306,937)    (376,774)    (9,425,167)      (1,525,719)
  New loans                                    (45,157)      (39,068)     (72,658)      (4,882)      (527,796)
  Forfeitures                                                                                         (32,791)
                                           -----------   -----------  -----------  -----------   ------------     ------------

Total deductions                              (145,808)     (432,250)    (379,595)    (381,656)    (9,985,754)      (1,525,719)
                                           -----------   -----------  -----------  -----------   ------------     ------------

Net increase (decrease)                      2,303,882    (2,792,078)   5,039,643     (809,932)    19,341,241          399,245

Net assets available for benefits:
  Beginning of year                          5,094,463     8,757,480    4,414,038    2,864,703     44,096,153       12,517,127
                                           -----------   -----------  -----------  -----------   ------------     ------------

  End of year                              $ 7,398,345   $ 5,965,402  $ 9,453,681  $ 2,054,771   $ 63,437,394     $ 12,916,372
                                           ===========   ===========  ===========  ===========   ============     ============

                                                                EVEREN
                                            Participant         Common
                                               Loans            Stock             Total
Additions:
  Investment income:
    Interest and dividends                 $   173,354                       $  12,174,198
    Net appreciation (depreciation)
      in fair value of investmen                           $ (17,629,688)      (11,839,678)
Contributions:
  Employer                                                     6,062,522         6,062,522
  Employee                                                                      21,219,726
Transfers between funds - net                    1,543        (4,805,182)
Loan repayments                               (837,780)
                                           -----------     -------------     -------------

Total additions                               (662,883)      (16,372,348)       27,616,768

Deductions:
  Benefits paid to participants               (114,973)      (62,269,315)      (82,320,487)
  New loans                                  1,477,377
  Forfeitures                                                 (3,419,371)       (3,452,162)
                                           -----------     -------------     -------------

Total deductions                             1,362,404       (65,688,686)      (85,772,649)
                                           -----------     -------------     -------------

Net increase (decrease)                        699,521       (82,061,034)      (58,155,881)

Net assets available for benefits:
  Beginning of year                          1,951,129       489,473,500       681,410,470
                                           -----------     -------------     -------------

  End of year                              $ 2,650,650     $ 407,412,466     $ 623,254,589
                                           ===========     =============     =============

                                                                     (Concluded)

                                                                      SCHEDULE I

EVEREN CAPITAL CORPORATION (401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                            Current
                              Description                              Cost                  Value
MUTUAL FUNDS:
  T. Rowe Price Science and Technology Fund                         $  4,133,152         $  5,045,626
  Kemper Total Return Fund                                             4,097,079            4,146,127
  Mentor Capital Growth Fund***                                        5,184,856            5,014,192
  Kemper Small Capitalization and Equity Fund                          7,231,875            6,777,527
  Kemper Income and Capital Preservation Fund                          2,162,316            2,240,341
  Kemper High Yield Fund                                              10,387,920           10,197,818
  Mentor Perpetual Global Fund A***                                    4,012,111            3,598,281
  Alliance Premier Growth Fund                                        10,377,810           11,506,710
  Kemper Global Income Fund                                              932,890              952,856
  Kemper Dreman Contrarian Fund                                        3,538,638            3,930,911
  Kemper Dreman High Return Fund                                      18,313,034           21,387,846
  Kemper Dreman Small Cap Value Fund                                   7,930,638            7,827,169
  Strong Government Securities Fund                                    3,397,414            3,368,419
  Founders Balanced Fund                                               2,968,983            3,135,729
  INVESCO - Value Equity Fund                                          3,585,765            3,829,449
  AIM Constellation A Fund                                             9,485,539           10,801,808
  Mentor Growth Fund A***                                              4,380,165            4,467,331
  Hotchkis & Wiley Equity Income Fund                                  1,167,854            1,051,739
  Franklin Balance Sheet Investment Fund                               2,682,880            2,593,582
  Scudder Global Equity Fund                                           7,806,398            7,392,988
  Templeton Foreign 1 Fund                                             7,115,002            5,960,209
  Fidelity Market Index Fund                                           7,628,809            9,442,621
  Mentor Strategy/Balanced Fund***                                     1,941,061            2,053,992
  Mentor Institutional - U.S. Government Money Market
    Portfolio Fund***                                                 63,408,322           63,408,322
                                                                    ------------         ------------

           Total mutual funds                                        193,870,511          200,131,593

                                                                     (Continued)

                                                                      SCHEDULE I

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                              Current
                           Description                                    Cost (1)             Value
ASSETS HELD AT BNY CLEARING SERVICES, LLC**-
  SELF-DIRECTED U.S. GOVERNMENT ACCOUNT:
  Certified Accrual Treasuries - due 2005                                                  $    8,042
  Certified Accrual Treasuries - due 2002                                                      17,253
  Certified Accrual Treasuries - due 2014                                                      70,075
  Certified Accrual Treasuries - due 1999                                                       5,759
  Certified Accrual Treasuries - due 2013                                                       4,259
  Certified Accrual Treasuries - due 2001                                                       6,772
  Certified Accrual Treasuries - due 2011                                                     212,827
  Certified Accrual Treasuries - due 2013                                                      14,004
  Certified Accrual Treasuries - due 2012                                                       8,042
  Certified Accrual Treasuries - due 2004                                                     577,544
  Easy Growth Treasury Receipts - SER 3 - 11.25%                                               11,899
  Easy Growth Treasury Receipts - SER 3 - 10.75%                                               89,311
  Easy Growth Treasury Receipts - SER 8 - 12.75%                                              143,370
  Easy Growth Treasury Receipts - SER 6 - 13.25%                                               81,360
  Easy Growth Treasury Receipts - SER 5 - 14.00%                                                9,135
  The Federal Home Loan Mortgage Corporation                                                  179,134
  The Federal National Mortgage Association - Discount note                                 1,031,122
  The Federal National Mortgage Association - POOL #21670                                      14,949
  The Federal National Mortgage Association - POOL #09110                                       9,535
  The Federal National Mortgage Association - POOL #24599                                      11,722
  The Federal National Mortgage Association - POOL #14056                                      34,285
  The Federal National Mortgage Association - POOL #23055                                      23,597
  The Federal National Mortgage Association - POOL #04304                                         517
  The Federal National Mortgage Association - POOL #12991                                       1,877
  The Federal National Mortgage Association - POOL #08224                                      28,073
  The Federal National Mortgage Association - POOL #26314                                       2,641
  The Federal National Mortgage Association - POOL #228531                                     22,740
  The Federal National Mortgage Association - POOL #392251                                     24,404
  The Federal National Mortgage Association - POOL #17296                                      20,376
  The Federal National Mortgage Association - POOL #303448                                     47,390
  The Federal National Mortgage Association - POOL #332701                                      9,252
  The Federal National Mortgage Association - POOL #303449                                     46,786
  The Federal National Mortgage Association - POOL #19260                                      13,081
  The Federal National Mortgage Association - POOL #348130                                    137,885
  Government Treasury Certificates - due 1999                                                  15,340
  Government Treasury Certificates - due 2006                                                   4,708
  Resolution Funding Corporation Bond                                                         444,551

                                                                     (Continued)

                                                                      SCHEDULE I

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

-------------------------------------------------------------------------------------------------------
                                                                                       Current
                    Description                                  Cost (1)               Value

ASSETS HELD AT BNY CLEARING SERVICES, LLC -
  SELF-DIRECTED U.S. GOVERNMENT ACCOUNT
  (CONTINUED):
  Treasury Investments Growth Receipt - SER 11 - 15.75%                               $ 45,786
  Treasury Investments Growth Receipt - SER 7  - 12.00%                                  7,571
  Treasury Investments Growth Receipt - SER 7  - 13.25%                                 74,865
  Treasury Investments Growth Receipt - SER 6  - 13.87%                                 46,873
  U.S. Security Stripped - due 2004                                                     34,974
  U.S. Security Stripped - due 2004                                                      2,281
  U.S. Security Stripped - due 2005                                                    444,233
  U.S. Treasury Bills - due 4/01/99                                                    114,712
  U.S. Treasury Bills - due 2/4/99                                                     490,929
  U.S. Treasury Bills - due 1/28/99                                                    179,406
  U.S. Treasury Bills - due 9/16/99                                                    107,504
  U.S. Treasury Bills - due 7/1/99                                                     244,425
  U.S. Treasury Bond - CPN 6.125% Due 11/15/27                                          27,938
  U.S. Treasury Bond - CPN 5.500% Due 5/18/28                                           52,375
  U.S. Treasury Bond - CPN 7.250% Due 5/15/16                                           30,281
  Corpus U.S. Treasury Bond - 13.375% due 8/15/2001                                    425,465
  U.S. Treasury Notes - 3.375% due 1/15/2007                                            19,344
  U.S. Treasury Notes - 5.625% due 2/28/2001                                            15,305
  U.S. Treasury Notes - 8.875% due 5/15/2000                                            26,383
  U.S. Treasury Notes - 6.875% due 8/31/1999                                             5,072
  U.S. Treasury Notes - 6.750% due 5/31/1999                                            25,211
  U.S. Treasury Notes - 6.750% due 4/30/2000                                           318,138
  U.S. Treasury Notes - 6.500% due 5/31/2002                                            10,563
  U.S. Treasury Notes - 6.250% due 5/31/1999                                            10,066
  U.S. Treasury Notes - 6.750% due 6/30/1999                                            50,531
  U.S. Treasury Notes - 7.125% due 9/30/1999                                            86,514
  U.S. Treasury Notes - 7.500% due 10/31/1999                                           66,483
  U.S. Treasury Notes - 5.000% due 2/15/1999                                            10,006
  U.S. Treasury Notes - 6.375% due 3/31/2001                                            51,844
  U.S. Treasury Notes - 6.375% due 5/15/1999                                            10,063
  U.S. Treasury Notes - 6.625% due 7/31/2001                                            10,484
  U.S. Treasury Notes - 6.25% due 10/31/2001                                            15,623
  U.S. Treasury Notes - 6.125% due 12/31/2001                                           10,403
  U.S. Treasury Notes - 5.875% due 1/31/1999                                            20,019

                                                                     (Continued)

                                                                     SCHEDULE II


EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------------------------


                                                                                                                Current
                                  Description                                         Cost (1)                   Value
ASSETS HELD AT BNY CLEARING SERVICES, LLC -**
  SELF-DIRECTED U.S. GOVERNMENT ACCOUNT
  (CONTINUED):
  U.S. Treasury Notes - 6.2505 due 1/31/2002                                                                $   114,916
  U.S. Treasury Notes - 6.250% due 6/30/2002                                                                     10,497
  U.S. Treasury Notes - 6.125% due 8/15/2007                                                                     27,352
  U.S. Treasury Notes - 5.500% due 1/31/2003                                                                    236,684
  U.S. Treasury Notes - 5.375% due 1/31/2000                                                                     10,078
  U.S. Treasury Notes - 5.625% due 5/15/2001                                                                     15,361
  U.S. Treasury Notes - 5.375% due 7/31/2000                                                                     50,563
  U.S. Treasury Notes - 4.625% due 12/31/2000                                                                    60,075
  U.S. Treasury Security Stripped - due 8/15/2020                                                                86,515
  U.S. Treasury Security Stripped - due 5/15/2016                                                                26,244
  U.S. Treasury Security Stripped - due 11/15/2018                                                               24,698
  U.S. Treasury Security Stripped - due 8/15/2000                                                                74,325
  U.S. Treasury Security Stripped - due 11/15/2017                                                                8,836
  U.S. Treasury Security Stripped - due 8/15/2002                                                                12,680
  U.S. Treasury Security Stripped - due 8/15/2003                                                               575,607
  U.S. Treasury Security Stripped - due 2/15/2005                                                             1,086,750
  U.S. Treasury Security Stripped - due 8/15/2009                                                                49,324
  U.S. Treasury Security Stripped - due 8/15/2010                                                                16,566
  U.S. Treasury Security Stripped - due 11/15/2012                                                               47,906
  U.S. Treasury Security Stripped - due 5/15/2017                                                                47,247
  U.S. Treasury Security Stripped - due 11/15/2024                                                               16,894
  U.S. Treasury Security Stripped - due 11/15/1999                                                               57,694
  U.S. Treasury Security Stripped - due 11/15/2000                                                              123,029
  U.S. Treasury Security Stripped - due 11/15/2001                                                              219,219
  U.S. Treasury Security Stripped - due 11/15/2002                                                               43,794
  U.S. Treasury Security Stripped - due 5/15/2006                                                                 5,637
  U.S. Treasury Security Stripped - due 11/15/2007                                                              164,063
  U.S. Treasury Security Stripped - due 5/15/2008                                                                 9,506
  U.S. Treasury Security Stripped - due 11/15/2006                                                                3,455
  Mentor Institutional - U.S. Government Money Market Portfolio Fund***                                       3,215,570
                                                                                      ----------              ---------

          Total Self-Directed U.S. Government Account                                 11,947,164             12,916,372

                                                                     (Continued)

                                                                      SCHEDULE I

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                         Current
                                 Description                                          Cost                Value
COMMON STOCK:
  EVEREN Capital Corporation*                                                     $    61,436,622     $ 407,359,325
                                                                                  ---------------     -------------

OTHER INVESTMENTS:
  Loans to participants (annual interest rates range from 7% to 11%;
    maturing within one to five years)                                                  2,650,650         2,650,650
                                                                                  ---------------     -------------

TOTAL ASSETS HELD FOR INVESTMENT                                                  $   269,904,947     $ 623,057,940
                                                                                  ===============     =============

 *   Party-in-interest.
** BNY Clearing Services, LLC, a registered securities broker and dealer, is an affiliated entity and party-in-interest. Assets held represent self-directed investments held in accounts of individual participants.
*** Mentor Investment Group, Inc., 20% owned by EVEREN, is an affiliate and party-in-interest.

(1) Cost of assets held in the self-directed U.S. Government account is not available from the accounting records of the Plan's trustee.


                                                                     (Concluded)

                                                                     SCHEDULE II

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------

                                                                                 Purchases
                                                                 -----------------------------------------
                                                                   Number of   Number of      Purchase
                                                                   Purchases    Shares          Price
Series of Transactions:
  Mentor Institutional - U.S. Government Money Market Portfolio        126      55,300,936    $ 55,300,936
  EVEREN Capital Corporation

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                              Sales
                                                                 ------------------------------------------------------------
                                                                   Number of   Number of     Sales       Cost of (1)    Gain
                                                                    Sales       Shares      Proceeds     Shares Sold   (Loss)
Series of Transactions:
  Mentor Institutional - U.S. Government Money Market Portfolio       128    35,891,548   $ 35,891,548  $ 35,891,548
  EVEREN Capital Corporation                                           60     2,251,754     70,400,968    10,162,287  60,238,681

(1) The market value of assets purchased at the date of purchase was equal to the purchase price. The market value of assets sold at the date of sale was equal to the selling price. Reportable transactions are those individual or cumulative transactions that exceed 5% of the current value of Plan assets at the beginning of the year.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  EVEREN Capital Corporation 401(k)
                                  and Employee Stock Ownership Plan -
                                  Administrative Committee


                                  By:  __________________________________
                                       Richard D. Barrett


                                  By:  __________________________________
                                       Stephen J. Hasbrouck


                                  By:  __________________________________
                                       Lawrence E. Koehler


                                  By:  __________________________________
                                       John K. Lane


                                  By:  __________________________________
                                       Arthur J. McGivern


                                  By:  __________________________________
                                       Janet L. Reali



                                  By:  __________________________________
                                       Mary T. Ethier



Date:  June 4, 1999